EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Fourth Quarter and Year Ended December 31, 2019
ACHESON, Alberta, February 19, 2020 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter and year ended December 31, 2019.
Financial Highlights of the Fourth Quarter and Year Ended December 31, 2019

•	Revenue for the quarter was $189.5 million, compared to $131.0 million for the same period in the prior year, an increase of $58.5 million (or 45%).

•	Full year revenue was $719.1 million, compared to $410.1 million for the prior year, an increase of $309.0 million (or 75%).

•	Adjusted EBITDA for the quarter was $47.8 million, compared to $28.4 million for the same period in the prior year, an increase of $19.3 million (or 68%).

•	Full year adjusted EBITDA was $174.2 million, compared to $101.8 million for the prior year, an increase of $72.4 million (or 71%).

•	Adjusted EPS for the quarter was $0.38, compared to $0.18 for the prior year, an increase of $0.20 (or 111%).

•	Full year adjusted EPS was $1.72, compared to $0.99 for the prior year, an increase of $0.73 (or 74%).

•	Full year free cash flow was $25.6 million, compared to $60.7 million for the prior year, a decrease of $35.1 million (or 58%).

•	Senior debt at year-end was $296.4 million, compared to $321.5 million for the prior year, a decrease of $25.1 million (or 8%).
NACG Chairman and CEO, Martin Ferron, commented: “We entered 2019 with the expectation to achieve adjusted EBITDA of $160 million and adjusted EPS of $1.60 and so we are delighted to have exceeded these stretch targets, despite many challenges. We successfully integrated the two significant acquisitions made in late 2018 and overcame the negative impacts of the imposed Alberta oil production curtailment program, together with an early spring break up and an extremely wet August.”
Mr. Ferron added “Early in 2020, we remain in solid growth mode with expectations of more than 15% improvements in both adjusted EBITDA and EPS, with the exciting dual targets of $200 million and $2.00 respectively, firmly within our reach. Also, importantly we anticipate that this year will be marked by strong cash flow generation and further diversification by natural resource, customer and geography.”
Other Highlights of the Year Ended December 31, 2019

•
On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures which mature on March 31, 2026. The annual interest rate of 5.00% is payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2019.

•	On June 21, 2019, a mine management services agreement for a coal mine operation in Wyoming, USA was executed.

•
On August 7, 2019, we announced a change to our dividend policy whereby the regular dividend was doubled to $0.16 per common share per year, payable on a quarterly basis, up from the previous rate of $0.08 per year.

•	On August 8, 2019, we announced the appointments of Maryse Saint-Laurent and Kristina Williams to the Board of Directors.

•	In December 2019, the first rebuilds of heavy equipment haul trucks (CAT 793 and 797) from cores were completed in our primary maintenance facility in Acheson.

•	Total Recordable Incident Rate ("TRIR") in 2019 was again below 0.5, indicating top decile safety management performance.
Early 2020 Highlights

•	In January 2020, construction of a component rebuild shop in Acheson was completed to enhance maintenance capabilities for both our internal need and external customers.

•	On January 30, 2020, a management services agreement for coal mine operation in Texas, USA was executed with formal handover from the existing manager expected in Q2 2020.
Declaration of Quarterly Dividend
On February 18, 2020, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of four Canadian cents ($0.04) per common share, payable to common shareholders of record at the close of business on March 5, 2020. The Dividend will be paid on April 3, 2020 and is an eligible dividend for Canadian income tax purposes.
Consolidated Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2019	2018	2019	2018
Revenue	$189,455	$131,001	$719,067	$410,061
Project costs	66,091	48,094	277,646	152,943
Equipment costs	69,960	46,424	243,427	129,692
Depreciation	28,327	18,179	101,582	58,350
Gross profit	$25,077	$18,304	$96,412	$69,076
Gross profit margin	13.2%	14.0%	13.4%	16.8%
General and administrative expenses (excluding stock-based compensation)	7,639	8,034	27,491	25,578
Stock-based compensation expense	1,754	2,509	9,443	11,532
Interest expense, net	5,498	3,444	21,623	8,584
Net income and comprehensive income available to shareholders	$8,242	$2,656	$36,878	$15,286

Adjusted EBITDA(i)(ii)	$47,789	$28,442	$174,229	$101,834
Adjusted EBITDA margin(i)	25.2%	21.7%	24.2%	24.8%

Per share information
Basic net income per share	$0.32	$0.11	$1.45	$0.61
Diluted net income per share	$0.28	$0.10	$1.23	$0.54
Adjusted EPS(i)	$0.38	$0.18	$1.72	$0.99
(i) See “Non-GAAP Financial Measures”.
(ii)In the three months ended December 31, 2019 we changed the calculation of Adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in Adjusted EBIT and Adjusted EBITDA of $0.8 million and $0.9 million for the year-ended December 31, 2019 and $0.1 million and $0.1 million for the three months ended and year-ended December 31, 2018.
Results for the Three Months and Year Ended December 31, 2019
For the three months ended December 31, 2019, revenue was $189.5 million, up from $131.0 million in the same period last year. The revenue growth was attributable to both the strong ramp up of winter work programs at the Millennium Mine and new work at the Fort Hills and Aurora mines acquired from the heavy equipment fleet purchase in Q4 2018. New volumes this quarter included mine services and reclamation work at the Aurora and Mildred Lake Mines, which was generated from backlog subsequent to the asset acquisition. Adding to the strong quarter was revenue generated from our external maintenance services as we completed the rebuild of two haul trucks and one loader. These increases were partially offset by a reduction in scope at the Kearl Mine and reduced activity at the Highland Valley Copper Mine as the project ended in late Q4.
For the year ended December 31, 2019, revenue was $719.1 million, up from $410.1 million for the year ended December 31, 2018. The increase of 75.4% in revenue was achieved through our expanded fleet, new civil construction services at Mildred Lake, mine support services at the Millennium Mine and increases in overburden removal activity from the new ultra-class fleet. Heavy civil construction work assumed from the Fort Hills legacy contracts was completed in late Q4. We experienced reduced tailings pond support activity at the Millennium Mine, which was offset by the three-year mining support services contract secured in Q1 2019. New volumes in the year included mine services and reclamation work at the Aurora Mine and overburden stripping work at the Kearl Mine. Furthermore, throughout the year and culminating in Q4, we saw continued expansion of our external maintenance service as we complete major rebuilds for mining clients. These increases were partially offset by higher mine support activity in 2018 at the Highland Valley Copper Mine. Revenue from Nuna of $37.0 million is diversified across several areas of expertise, including summer season project execution work, winter road construction, site services, drilling support and mine remediation. Reported gross revenue from Nuna ended on October 31, 2019 due to a corporate reorganization, at which point reported revenue for November and December was netted against cost in equity earnings.
For the three months ended December 31, 2019, gross profit was $25.1 million, or 13.2% of revenue, up from a gross profit of $18.3 million but down from 14.0% of revenue during the same period last year. The higher gross profit in the current period was primarily driven by the higher revenue in the current year. The slight decrease in margin was driven by a reduction of tailings pond support activity and sub-optimal operating conditions at certain mines. Additionally, margins continue to be impacted by increased repair and maintenance costs related to the fleet acquired in Q4 2018.
For the year ended December 31, 2019, gross profit was $96.4 million, or 13.4% of revenue, up from $69.1 million but down from 16.8% of revenue in the previous year. The improvement in gross profit was a direct result of the revenue growth in the current year. The decrease in gross profit margin was driven by the early and abrupt spring breakup, the difficult operating conditions in July and August from the consistent rainfalls and the reduction of tailings pond support activities at the Millennium Mine. Additionally, margins were negatively impacted by increased equipment maintenance activities on our recently acquired equipment fleet to bring them up to our operating standards. Partially offsetting these decreases was gross profit earned from six months of the operations support contract at a coal mine in Wyoming and the full year of strong margins achieved by Nuna. The external maintenance offering also had a noticeable positive impact to the year as it contributed strong gross profit margins with the completion and delivery of rebuilt haul trucks, loaders and track frames during the year.
For the three months ended December 31, 2019, depreciation was $28.3 million (or 15.0% of revenue), up from $18.2 million (or 13.9% of revenue) in the same period last year. Depreciation for the year ended December 31, 2019 was $101.6 million (14.1% of revenue), up from $58.4 million (14.2% of revenue) for the year ended December 31, 2018. Our continued improvements to component maintenance and performance benefitted depreciation but the condition of the components of the heavy equipment fleet acquired in 2018 led to our Q4 2018 and full year 2019 rates being slightly higher than expected.
For the three months ended December 31, 2019, operating income was $15.3 million, compared to operating income of $7.5 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $7.6 million, or 4.0% of revenue for the three months ended December 31, 2019, down from $8.0 million, or 6.1% of revenue in the same period last year. The slight decrease in the quarter was due to the acquisition activities that took place in Q4 2018.
For the year ended December 31, 2019, operating income was $58.8 million, up from $30.0 million for the year ended December 31, 2018. G&A expense (excluding stock-based compensation expense) was $27.5 million for the year ended December 31, 2019, or 3.8% of revenue. This was slightly up from $25.6 million for the year ended December 31, 2018, but as a percentage of revenue was down from 6.2% recorded in that year. The year-over-year gross increase reflects routine salary increases as well as a slightly higher administrative headcount level required to support our larger fleet and expanded services in external maintenance and mine management.
For the three months ended December 31, 2019, net income and comprehensive income available to shareholders was $8.3 million (basic income per share of $0.32 and diluted income per share of $0.28), compared to a net income of $2.7 million (basic income per share of $0.11 and diluted income per share of $0.10) during the same period last year.
For the year ended December 31, 2019, net income and comprehensive income available to shareholders was $36.9 million (basic income per share of $1.45 and diluted income per share of $1.23), compared to net income and comprehensive income available to shareholders of $15.3 million (basic income per share of $0.61 and diluted income per share of $0.54) during the same period last year.
Basic and diluted income per share in the current period was partially affected by the increase in issued and outstanding common shares (27,502,912 as at December 31, 2019 compared to 27,088,816 outstanding voting common shares as at December 31, 2018).
Cash provided by operating activities prior to change in working capital for the three months ended December 31, 2019 was $45.0 million, compared to cash provided by operating activities prior to change in working capital of $26.6 million in for the three months ended December 31, 2018. Cash provided by operating activities prior to change in working capital for the year ended December 31, 2019 was $149.4 million, compared to cash provided by operating activities prior to change in working capital of $95.2 million in for the year ended December 31, 2018. The increase in cash flow in the current year is a result of increases in adjusted EBITDA, offset by lower cash from working capital due to the timing of working capital balances.
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter and year ended December 31, 2019 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q4 2019 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.

Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended December 31, 2019 tomorrow, Thursday, February 20, 2020 at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919
A replay will be available through March 20, 2020, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 4952749
A slide deck for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
www.nacg.ca/conference-calls/
For those unable to listen live, a replay will be available using the link provided above until March 20, 2020.
Non-GAAP Financial Measures
This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable US GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “adjusted net earnings”, “adjusted EBIT”, "equity investment EBIT", “adjusted EBITDA”, "equity investment depreciation and amortization", “adjusted EPS”, "margin", "senior debt", "cash provided by operating activities prior to change in working capital" and "free cash flow."
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.

“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization from our affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.

"Free cash flow" is defined as cash from operations less cash used in investing activities (including finance lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale and leaseback). We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income available to shareholders	$8,242	$2,656	$36,878	$15,286
Adjustments:
Loss (gain) on disposal of property, plant and equipment	259	178	(31)	(158)
Stock-based compensation expense	1,754	2,509	9,443	11,532
Restructuring costs	—	—	1,442	—
Pre-2019 inventory correction	—	—	(2,775)	—
Loss on sublease	—	—	—	1,732
Loss on legacy claim settlement	—	—	1,235	—
Tax effect of the above items	(534)	(725)	(2,468)	(3,539)
Adjusted net earnings(i)	$9,721	$4,618	$43,724	$24,853
Adjustments:
Tax effect of the above items	534	725	2,468	3,539
Interest expense, net	5,498	3,444	21,623	8,584
Income tax expense	2,370	1,424	2,858	6,096
Equity earnings in affiliates and joint ventures(ii)	(795)	—	(795)	—
Equity investment EBIT(i)	1,143	—	1,143	—
Adjusted EBIT(i)(ii)	$18,471	$10,211	$71,021	$43,072
Adjustments:
Depreciation	28,327	18,179	101,582	58,350
Amortization of intangible assets	76	52	711	412
Equity investment depreciation and amortization(i)(ii)	915	—	915	—
Adjusted EBITDA(i)(ii)	$47,789	$28,442	$174,229	$101,834
(i) See “Non-GAAP Financial Measures”.
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.8 million and $0.9 million for the year-ended December 31, 2019 and $0.1 million and $0.1 million for the three months ended and year-ended December 31, 2018.
We have included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three months and year ended December 31, 2019.

	Three months ended	Year ended
	December 31,	December 31,
(dollars in thousands)	2019	2019
Equity earnings in affiliates and joint ventures	$795	$795
Adjustments:
Interest expense, net	44	44
Income tax expense	316	316
Gain on disposal of property, plant and equipment	(12)	(12)
Equity investment EBIT(i)(ii)	$1,143	$1,143

Depreciation	$836	$836
Amortization of intangible assets	79	79
Equity investment depreciation and amortization(i)(ii)	$915	$915
(i) See "Non-GAAP Financial Measures"
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBIT and adjusted EBITDA due to the reorganization of the NL Partnership. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.8 million and $0.9 million in 2019 and $0.1 million and $0.1 million in 2018.

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions. Forward looking statements include the statements that we expect more than 15.0% improvements in both adjusted EBITDA and EPS in 2020, with targets of $200 million and $2.00 respectively and that we anticipate strong cash flow generation and further diversification by natural resource, customer and geography in 2020.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the quarter and year ended December 31, 2019. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca